Exhibit 99.1

Pembina Pipeline Corporation Plans to Construct New $110 Million Gas Plant

Long-term agreements underpin new facility near Pembina's Musreau facility

CALGARY, Aug. 9, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA), announced that it plans to construct, own, and operate a new 100 million cubic feet per day ("MMcf/d") shallow cut gas plant ("Musreau II") and associated natural gas liquids ("NGL") and gas gathering pipelines near its existing Musreau facility (part of the Company's Cutbank Complex) in west central Alberta.

Musreau II, which is expected to cost approximately $110 million, is underpinned by long-term contracts with area producers for 100 percent of the facility's capacity. The facility will be designed to extract propane-plus (C3+) and is expected to yield approximately 4,200 barrels per day of NGL for transportation on Pembina's Conventional Pipelines. The Company expects that volumes from the Musreau II facility will further support its previously announced Conventional Pipeline expansions. Subject to regulatory and environmental approval, Pembina expects Musreau II to be in-service in the first quarter of 2015.

"We are excited to have secured long-term contracts for another field gas processing and gathering infrastructure development and services," said Bob Michaleski, Pembina's Chief Executive Officer. "Musreau II will provide much-needed processing capacity for our customers located in an attractive area with strong liquids-rich natural gas supply growth. Our ability to continue to attract such projects again demonstrates the value of our vertically integrated service offering - volumes from Musreau II will find their way to the Redwater area via our expanded Conventional Pipelines."

Pembina's Gas Services business has 368 MMcf/d net shallow cut processing capacity, as well as, 205 MMcf/d of deep cut processing capacity currently in operation, with an additional 200 MMcf/d expected to be on stream in the third quarter of this year (Saturn I), another 200 MMcf/d to be on stream in the third quarter of 2014 (Resthaven) and a further 200 MMcf/d on stream in late 2015 (Saturn II). With the addition of Musreau II, Pembina's gas processing capacity is expected to reach approximately 1.2 billion cubic feet per day by the end of 2015.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil, condensate and natural gas liquids produced in western Canada; oil sands and heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "estimate", "expand", "would", "could", "possible" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's business objectives; the planned capacity of the proposed Musreau II gas plant; the anticipated capital cost of Musreau II; the expected in-service date of Musreau II; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for gas processing; and expectations regarding supply and demand factors and pricing for oil and natural gas. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for gas processing and transportation services; future levels of oil and natural gas development; and potential revenue and cash flow enhancement; future cash flows.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Corporate Development & Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 691-7654
e-mail: sdavis@pembina.com

CO: Pembina Pipeline Corporation

CNW 17:35e 09-AUG-13